Exhibit 12

Piedmont Natural Gas Company, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
For Fiscal Years Ended October 31, 1998 through 2002
and Twelve Months Ended April 30, 2003
(in thousands except ratio amounts)

	April 30,
	2003	2002	2001	2000	1999	1998

Earnings:
Pre-tax income from continuing operations	$99,859	$82,091	$90,683	$99,199	$103,077	$100,938
Distributed income of equity investees	24,067	22,143	9,885	4,255	—	—
Fixed charges	42,694	44,251	47,793	44,368	37,978	38,415

Total Adjusted Earnings	$166,620	$148,485	$148,361	$147,822	$141,055	$139,353

Fixed Charges:
Interest	$41,432	$42,250	$45,286	$42,010	$35,911	$36,453
Amortization of debt expense	368	366	420	465	323	304
One-third of rental expense	894	1,635	2,087	1,893	1,744	1,658

Total Fixed Charges	$42,694	$44,251	$47,793	$44,368	$37,978	$38,415

Ratio of Earnings to Fixed Charges	3.90	3.36	3.10	3.33	3.71	3.63